Chrysler Center 666 Third Avenue
New York, NY 10017
212-935-3000
Todd E. Mason | 212 692 6731 | tmason@mintz.com	212-983-3115 fax
www.mintz.com
August 20, 2009
VIA EDGAR TRANSMISSION
Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Majesco Entertainment Company Amendment No. 1 to Registration Statement on Form S-3 Filed August 11, 2009 File No. 333-159980
Ladies and Gentlemen:
     We respond as follows to the Staff’s legal comments dated August 19, 2009 (the “Comment Letter”) relating to the above-captioned Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”) of Majesco Entertainment Company (the “Company”). Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.
     Item 16. Exhibits
     Exhibit 4.6 Form of Indenture
1.	We note from your exhibit index that you plan to file a form of indenture by amendment or with a future Exchange Act report. Because indentures are qualified upon effectiveness of the registration statement pursuant to Section 309 of the Trust Indenture Act of 1939, the actual indentures should be filed as exhibits to this registration statement prior to its effectiveness. See Question 201.04 of the Division of Corporation Finance’s Compliance and Disclosure Initiatives for the Trust Indenture Act of 1939, available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.
Response: We acknowledge the Staff’s comment and have included a Form of Indenture as Exhibit 4.6 to the registration statement.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
August 20, 2009

Exhibit 5.1 Opinion of Mintz, Levin, Cohn, Ferris, Glovskv. and Popeo. P.C. regarding the legality of the shares of common stock to be registered
2.	We note that counsel has limited its opinion to the laws of Delaware and Federal law. With respect to the debt securities, you also must obtain and file an opinion of counsel that opines on the laws of the state governing the indentures. We note the following sentence at the end of the second full paragraph on page 3: “To the extent that any applicable document is stated to be governed by the laws of another jurisdiction, we have assumed for purposes of this opinion that the laws of such jurisdiction are identical to the state laws of the State of Delaware.” Please delete the qualification. If your counsel believes they are not qualified to provide an opinion based on the laws of the State governing the indentures, then it may be necessary for you to obtain counsel in that jurisdiction.
Response: In response to the Staff’s comment, we have amended our opinion to remove the limitation and have filed such revised opinion as Exhibit 5.1.
3.	Please confirm, if true, that the reference and limitation in the opinion to the “General Corporation Laws of the State of Delaware” includes all statutory provisions and reported judicial decisions interpreting these laws.
Response: In response to the Staff’s previous comment No. 2 above, as a result of removing the limitation, this comment No. 3 no longer appears to be applicable. However, in the event there was a reference to the Delaware General Corporation Law in our opinion, it would have included, all statutory provisions and the reported judicial cases interpreting those laws currently in effect.
     In connection with previously issued Closing Comments, the Company will provide the requested acknowledgements at such time as it requests acceleration of the effective date of the pending registration statement.
     Please call the undersigned at (212) 692-6731 with any comments or questions regarding the registration statement and please send a copy of any written comments to the undersigned at the following address:
Todd E. Mason, Esq.
Mintz, Levin, Cohn,
Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Fax: (212) 983-3115

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
August 20, 2009

Very truly yours, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
/s/ Todd E. Mason
Todd E. Mason, Esq., Member

cc:	Securities and Exchange Commission (Barbara C. Jacobs, Esq. Assistant Director)

Securities and Exchange Commission (Kevin Dougherty, Esq., Staff Attorney)

Majesco Entertainment Company (Adam Sultan, Esq., General Counsel)

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